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                          January 4, 2021

       Nat Krishnamurti
       Chief Financial Officer
       Hudson Technologies, Inc.
       P.O. Box 1541
       One Blue Hill Plaza
       Pearl River, NY 10965

                                                        Re: Hudson
Technologies, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed December 23,
2020
                                                            File No. 333-251646

       Dear Mr. Krishnamurti:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Taylor
Beech at 202-551-4515 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services